

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 23, 2013

<u>Via E-mail</u>
Mr. Leroy M. Ball
Chief Financial Officer
Koppers Holdings, Inc.
436 Seventh Avenue
Pittsburgh, Pennsylvania 15219

> **RE: Koppers Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 25, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 27, 2013**
> **File No. 1-32737**

Dear Mr. Ball:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Business, page 5</u>

1.   Based on your disclosures, it appears that supply, availability and pricing of raw materials could materially impact your results of operations. In future filings, please discuss with greater specificity the sources of raw materials used in each of your segments, including a brief description of the material terms of the supply contracts discussed under the "Carbon Pitch" heading on page seven. Refer to Item 101(c)(1)(iii) of Regulation S-K. Please also tell us whether you have considered filing these supply agreements as exhibits to your annual report.

Management's Discussion and Analysis, page 27

Liquidity and Capital Resources, page 32

Restrictions on Dividends to Koppers Holdings, page 32

2.   You disclose that Koppers Holdings depends on dividends from the earnings of Koppers
        Inc. and subsidiaries to generate the funds necessary to meet its financial obligations.
        You also discuss the restrictions on dividends to Koppers Holdings, Inc. Given such
        restrictions, please revise your footnotes in future filings to provide the disclosures
        required by Rule 4-08(e) of Regulation S-X, if applicable. Please also, if applicable,
        ensure that the parent company only columns in your condensed consolidating financial
        statements in future filings also comply with Rules 5-04 and 12-04 of Regulation S-X.

Financial Statements

22. Subsidiary Guarantor Information for Koppers Inc. Senior Notes, page 72
23. Subsidiary Guarantor Information for Shelf Registration, page 76

3.   We note the condensed consolidating financial statements in notes 22 and 23 of your
        financial statements. Please address the following:

        •   Revise future filings to disclose any significant restrictions on the ability of the
            parent company or any guarantors to obtain funds from its subsidiaries by
            dividend or loan pursuant to Rule 3-10(i)(9) of Regulation S-X; and

        •   We note the December 31, 2012 and 2011 condensed consolidated balance sheets
            appear to reflect material intercompany receivables and payables. Please tell us
            the nature of your intercompany accounts and tell us where you classify changes
            in intercompany receivables/payables in the condensed consolidating statements
            of cash flows. It is also not clear to us how or why the parent company reflects
            positive operating cash flows during each period presented.

Definitive Proxy Statement on Schedule 14A filed on March 27, 2013

Executive Compensation, page 27

2012 Compensation, page 35

Annual Cash Incentive, page 35

4.   In the third paragraph on page 36 you state that "[i]n addition to the 2012 Cash Bonus
        Program. . ., the committee has approved and the board has ratified annual cash incentive
        plans which yield suggested annual cash incentive amounts. . . ." Based on your
        summary compensation table disclosure, it would appear that the named executive
        officers received only one annual cash bonus in 2012. With a view towards future
        disclosure, please clarify for us whether these other cash incentive plans are separate

plans or whether they are covered under the 2012 Cash Bonus Program. In future filings, please elaborate on how these plans yield suggested cash incentive amounts.

Determination of Payouts, page 39

5.   We are unable to reconcile your disclosure here with the entries under the "Non-Equity Incentive Plan Compensation" column in your summary compensation table on page 48 and the Threshold, Target and Maximum amounts disclosed under the "Estimated Potential 2012 Payouts Under Non-Equity Incentive Plan Awards" column in your Grants of Plan Based Awards table on page 50. With a view towards future disclosure, please provide us with the information used to calculate the annual cash bonuses/incentives for each of your named executive officers as set forth in your summary compensation table. For example, your disclosure does not explain how the $1,014,463 amount which was allocated to Messrs. Turner, Ball, Lacy, Loadman, McCormack and McCurrie was determined (refer to the first paragraph on page 38). To the extent that the Threshold, Target and Maximum bonus amounts represent a percentage of salary for each named executive officer, please identify what those percentages are and how they are related to the applicable financial targets. In addition, please also explain to us how the Maximum Annual Cash Incentive amounts disclosed on page 36 are different from the Maximum amounts disclosed in the Grants of Plan Based Awards table.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney at (202) 551-3369, if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant at (202) 551-3733 or Anne McConnell, Staff Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief